Mail Stop 4561

September 6, 2006

By U.S. Mail and facsimile to (302) 571-6842.

Stephen A. Fowle
Executive Vice President and Chief Financial Officer
WSFS Financial Corporation
838 Market Street
Wilmington, Delaware 19899

      Re: WSFS Financial Corporation
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 13, 2006
              File No. 000-16668

Dear Mr. Fowle:

      We have reviewed your response to our review filed with the Commission on August 3, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

20. Accounting for Derivative Instruments and Hedging, page 58

1. We note your response to our previous comment 1. In your response, you state that you are relying on DIG G13 in determining that amounts recorded in OCI related to your previous hedging relationship should not be reclassified into earnings even though you have refinanced your hedged item in 2005. The "5 year borrowing program" described in DIG G13 refers to hedging the variability in cash flow payments arising from debt issuances not specifically identified that are

a part of a funding program. Your hedged item is specifically identified in your documentation as "the cash flows of the $50 million in trust preferred floating debt". Because you refinanced this debt, the payments on this particular debt are no longer probable of occurring. Therefore, amounts recorded in OCI related to this hedging relationship should have been reclassified into earnings upon refinance of your debt in 2005. Please revise your financial statements accordingly.

* * * * *

Please amend your filing within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, and provide any requested supplemental information. Please file your response on EDGAR and, if you choose, provide us with your proposed disclosures to be included in your revised filings. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant